UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BigBear.ai Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

08975B109

(CUSIP Number)

BBAI Ultimate Holdings, LLC

6700 Broken Sound Parkway NW

Boca Raton, FL 33487

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons BBAI Ultimate Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 100,112,291
	9	Sole dispositive power 0
	10	Shared dispositive power 100,112,291

11	Aggregate amount beneficially owned by each reporting person 100,112,291
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 45.8%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4.

1	Names of reporting persons AE BBAI Aggregator, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 2,276,129
	9	Sole dispositive power 0
	10	Shared dispositive power 2,276,129

11	Aggregate amount beneficially owned by each reporting person 2,276,129
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.0%(1)
14	Type of reporting person (see instructions) PN

(1)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4.

1	Names of reporting persons Michael R. Greene
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 164,510,944 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 164,510,944

11	Aggregate amount beneficially owned by each reporting person 164,510,944
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 75.2%(2)
14	Type of reporting person (see instructions) IN

(1)	Includes 27,026 shares of Common Stock underlying restricted stock units vesting on March 30, 2024.
(2)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4.

1	Names of reporting persons David H. Rowe
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 164,510,944 (1)
	9	Sole dispositive power 0
	10	Shared dispositive power 164,510,944

11	Aggregate amount beneficially owned by each reporting person 164,510,944
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 75.2%(2)
14	Type of reporting person (see instructions) IN

(1)	Includes 27,026 shares of Common Stock underlying restricted stock units vesting on March 30, 2024.
(2)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4.

1	Names of reporting persons Aeroequity GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 164,226,492
	9	Sole dispositive power 0
	10	Shared dispositive power 164,226,492

11	Aggregate amount beneficially owned by each reporting person 164,226,492
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 75.1%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4.

1	Names of reporting persons Pangiam Ultimate Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 61,838,072
	9	Sole dispositive power 0
	10	Shared dispositive power 61,838,072

11	Aggregate amount beneficially owned by each reporting person 61,838,072
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.3% (1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, plus 27,026 shares of Common Stock issuable in respect of restricted stock units and plus 61,838,072 shares of Common Stock issued to the Reporting Persons upon the closing of the transactions described in Item 4.

Explanatory Note

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”) of BigBear.ai Holdings, Inc. (f/k/a GigCapital4, Inc.), a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 17, 2021, as amended by Amendment No. 1 filed on April 6, 2023, Amendment No. 2 filed on May 23, 2023 and Amendment No. 3 filed on June 15, 2023 (“Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety:

(a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) BBAI Ultimate Holdings, LLC, a Delaware limited liability company (“Holdings”), by virtue of its direct ownership of Common Stock; (ii) AE BBAI Aggregator, LP, a Delaware limited partnership (“Aggregator”), by virtue of its direct ownership of Common Stock; (iii) Michael R. Greene and David H. Rowe, by virtue of them being the managing members of AeroEquity GP, LLC; (iv) AeroEquity GP, LLC, a Delaware limited liability company (“AeroEquity GP”); and (v) Pangiam Ultimate Holdings, LLC, a Delaware limited liability company (“Pangiam”), by virtue of its direct ownership of Common Stock. AeroEquity GP is the general partner of AE Industrial Partners Fund II GP, LP (“AE Fund II GP”). AE Industrial Partners Fund II-B, LP (“AE Fund II-B”), AE Industrial Partners Fund II, LP (“AE Fund II LP”) and AE Industrial Partners Fund II-A, LP (“AE Fund II-A” and, together with AE Fund II-B and AE Fund II LP, the “AE Funds”) are the equityholders of Holdings, Pangiam and Aggregator. AE Fund II GP is the general partner of each of the AE Funds. AE BBRED GP, LLC, the general partner of Aggregator, is controlled by its managing members, Michael R Greene and David H. Rowe.

Each of Holdings, Aggregator, Michael R. Greene, David H. Rowe, AeroEquity GP and Pangiam are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

(b) The address of the principal business and principal office of each of the Reporting Persons is 6700 Broken Sound Parkway NW Boca Raton, Florida 33487.

(c) The principal business of Holdings, Aggregator, AeroEquity GP and Pangiam is to make investments in other businesses. Michael R. Greene and David H. Rowe are the managing members of AE BBRED GP, LLC, the general partner of Aggregator.

(d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of their respective executive officers, managers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of their respective executive officers, managers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Michael R. Greene and David H. Rowe are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 below.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

Effective as of February 29, 2024, pursuant to the Agreement and Plan of Mergers (the “Merger Agreement”), dated November 4, 2023, by and among the Issuer, Pangiam Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“Merger Sub”), Pangiam Purchaser, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Issuer (“Pangiam Purchaser”), Pangiam, and Pangiam Intermediate Holdings, LLC, a Delaware limited liability company (“Pangiam Intermediate”), (i) Merger Sub merged with and into Pangiam Intermediate, with Merger Sub ceasing to exist and Pangiam Intermediate surviving as a wholly-owned subsidiary of the Issuer (the “First Merger”), and (ii) immediately following the First Merger, Pangiam Intermediate merged with and into Pangiam Purchaser, with Pangiam Intermediate ceasing to exist and Pangiam Purchaser continuing as a wholly-owned subsidiary of the Issuer (the “Second Merger”, together with the First Merger, the “Mergers”).

As consideration for the Mergers and the related transactions contemplated by the Merger Agreement, the Issuer issued a total of 62,358,945 shares of its Common Stock to Pangiam, representing a purchase price of $70 million (which was subject to customary adjustments for indebtedness, cash, working capital, and transaction expenses) (the “Purchase Price”) less $3.5 million that was held back from the Purchase Price at the time of the closing of the Mergers (the “Closing”) to cover any post-Closing downward adjustments to the Purchase Price. The Issuer may issue to Pangiam up to an additional $7 million of shares of Common Stock (based on the 20-day volume-weighted average price for the Common Stock ending on the trading day immediately prior to the settlement date) upon the final determination of any post-Closing adjustments to the Purchase Price.

Joinder & Second Amendment to Amended & Restated Investor Rights Agreement

On February 29, 2024, in connection with the Closing, the Issuer entered into the Joinder & Second Amendment to Amended & Restated Investor Rights Agreement (the “IRA Amendment”) with Holdings, Aggregator, Pangiam and the other parties thereto. Under the IRA Amendment, Pangiam has become a party to the IRA and is treated as a “Holder” thereunder and is entitled to the same registration rights offered to other stockholders that are a party to the Amended & Restated Investors Rights Agreement, between the Issuer and certain of its stockholders, including Aggregator and Holdings, dated as of December 6, 2021, as amended on July 20, 2023.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety:

(a) The following information is as of the date hereof and is based on the 156,815,819 shares of Common Stock of the Issuer issued and outstanding as of November 3, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 plus 27,026 shares of Common Stock issuable in respect of restricted stock units plus 61,838,072 shares of Common Stock issued to the Reporting Persons in connection with closing of the Mergers described in Item 4.

Holdings is the direct beneficial owner of 100,112,291 shares of Common Stock. Holdings beneficially owns 45.8% of the Common Stock outstanding as of the date of this Amendment No. 4.

Aggregator is the direct beneficial owner of 2,276,129 shares of Common Stock. Aggregator beneficially owns 46.8% of the Common Stock outstanding as of the date of this Amendment No. 4.

Pangiam is the direct beneficial owner of 61,838,072 shares of Common Stock. Pangiam beneficially owns 28.3% of the Common Stock outstanding as of the date of this Amendment No. 4.

Kirk Michael Konert, a Partner at AE Industrial Partners, LP, and Jeffrey Hart, a Principal at AE Industrial Partners, LP, have each agreed to assign, transfer, convey and deliver to AE Industrial Partners, LP, any shares of Common Stock granted to Mr. Konert and Mr. Hart in connection with their service on the board of directors of the Issuer (the “Director Shares”).

Voting and dispositive power with respect to the shares of Common Stock held by each of Holdings, Aggregator and Pangiam and with respect to the 284,452 Director Shares is exercised by Michael R. Greene and David H. Rowe.

(b) Each Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Amendment No. 4.

(c) There have been no reportable transactions with respect to the shares of Common Stock within the last 60 days by the Reporting Persons except for the acquisition of beneficial ownership of the shares of Common Stock being reported on this Amendment No. 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of March 1, 2024.

Exhibit 2	Agreement and Plan of Mergers, dated as of November 4, 2023, by and among Pangiam Ultimate Holdings, LLC, Pangiam Intermediate Holdings, LLC, Pangiam Merger Sub, Inc., Pangiam Purchaser, LLC, and BigBear.ai Holdings, Inc. (as incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 6, 2023).

Exhibit 3	Joinder & Second Amendment to Amended & Restated Investor Rights Agreement, by and among BBAI, AE BBAI Aggregator, LP, BBAI Ultimate Holdings, LLC, Pangiam Ultimate Holdings, LLC and the other parties thereto, dated as of December 6, 2021, as amended on July 20, 2023, effective as of February 29, 2024 (as incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 29, 2024).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2024

BBAI ULTIMATE HOLDINGS, LLC

By:	/s/ Jeffrey Hart
Name:	Jeffrey Hart
Title:	Vice President and Secretary

AE BBAI AGGREGATOR, LP

By:	AE BBRED GP, LLC
Its:	General Partner

By:	/s/ Kirk Konert
Name:	Kirk Konert
Title:	President

AEROEQUITY GP, LLC

By:	/s/ Michael R. Greene
Name:	Michael R. Greene
Title:	Managing Member

By:	/s/ Michael R. Greene
Name:	Michael R. Greene

By:	/s/ David H. Rowe
Name:	David H. Rowe

PANGIAM ULTIMATE HOLDINGS, LLC

By:	/s/ Bryan McElwee
Name:	Bryan McElwee
Title:	Vice President